UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                               (Amendment No. 3)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             GENERAL FINANCE CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   369822101

                                 (CUSIP Number)

                               DECEMBER 31, 2010
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      GAGNON SECURITIES LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A GROUP*                             (a)
                                                                        (b) |X|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE LIMITED LIABILITY COMPANY
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    NUMBER OF     5.    SOLE VOTING POWER                                     0
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   6.    SHARED VOTING POWER                           2,996,491
     OWNED BY     --------------------------------------------------------------
       EACH       7.    SOLE DISPOSITIVE POWER                                0
    REPORTING     --------------------------------------------------------------
   PERSON WITH:   8.    SHARED DISPOSTIVE POWER                       2,996,491
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,996,491
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.9%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      NEIL GAGNON
--------------------------------------------------------------------------------
14.   CHECK THE APPROPRIATE BOX IF A GROUP*                             (a)
                                                                        (b) |X|
--------------------------------------------------------------------------------
15.   SEC USE ONLY

--------------------------------------------------------------------------------
16.   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
    NUMBER OF     17.   SOLE VOTING POWER                             2,443,966
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   18.   SHARED VOTING POWER                           4,537,847
     OWNED BY     --------------------------------------------------------------
       EACH       19.   SOLE DISPOSITIVE POWER                        2,443,966
    REPORTING     --------------------------------------------------------------
   PERSON WITH:   20.   SHARED DISPOSTIVE POWER                       4,537,847
--------------------------------------------------------------------------------
21.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,981,813
--------------------------------------------------------------------------------
22.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
23.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      27.6%
--------------------------------------------------------------------------------
24.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

ITEM 1.
      (a)  Name of Issuer:                      General Finance Corp.

      (b)  Address of Issuer's Principal        260 South Los Robles
           Executive Offices:                   Suite 217
                                                Pasadena, CA 91101

Item 2.
      (a)  Name of Person     This Schedule 13G/A is being filed by Gagnon
           Filing:            Securities LLC and Neil Gagnon (together, the
                              "Reporting Persons"). Gagnon Securities LLC is an investment adviser registered under Section
                              203 of the Investment Advisers Act of 1940 that furnishes investment advice to several customer accounts, foundations, partnerships, trusts, and private investment funds (collectively, the
                              "Funds"). Mr. Gagnon is the managing member and the principal owner of Gagnon Securities LLC. In its role as investment manager to the Funds, Gagnon Securities LLC shares investment and/or voting power with Mr. Gagnon over certain securities of the Issuer described in this Schedule that are owned by the Funds.
                              Additionally, Mr. Gagnon has sole voting power and sole dispositive power over certain other securities of the Issuer and he shares voting power and dispositive power with certain persons with respect to certain other securities of the Issuer. The Reporting Persons expressly disclaim beneficial ownership of all securities held in the Funds' accounts. No single client's interest as reported in the customer accounts at Gagnon
                              Securities LLC exceeds 5% of the outstanding
                              Common Stock of the Issuer. In addition, the filing of this Schedule 13G/A shall not be construed as an admission that the Reporting
                              Persons or any of their affiliates are beneficial owners of any securities covered by this Schedule
                              13G/A for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

      (b)  Address of Principal Business Office    1370 Ave. of the Americas,
           or, if none, Residence:                 Suite 2400
                                                   New York, NY 10019

      (c)  Citizenship:       GAGNON SECURITIES LLC:
                              Delaware Limited Liability Company
                              NEIL GAGNON: USA

      (d)  Title of Class     Common Stock, par value $0.0001 per share
           of Securities:

      (e)  CUSIP Number:      369822101

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount              GAGNON SECURITIES LLC: 2,996,491
           beneficially owned: NEIL GAGNON: 6,981,813

       (b) Percent of class:   GAGNON SECURITIES LLC: 11.9%
                               NEIL GAGNON: 27.6%

                               Calculation of percentage of beneficial
                               ownership is based on the sum of (i) 22,013,299 outstanding shares of Issuer's Common Stock as set forth on the Issuer's most recent 10-Q filed on November 12, 2010 and (ii) 3,238,214 shares of Issuer's Common Stock issuable upon the exercise of units and warrants issued to the accounts managed by the Reporting Persons.

       (c) Number of shares as to which the person has:

             (i)    Sole power to vote or to direct   GAGNON SECURITIES LLC: 0
                    the vote:                         NEIL GAGNON: 2,443,966

             (ii)   Shared power to vote or to        GAGNON SECURITIES LLC:
                    direct the vote:                  2,996,491
                                                      NEIL GAGNON: 4,537,847

            (iii)   Sole power to dispose or to       GAGNON SECURITIES LLC: 0
                    direct the disposition of:        NEIL GAGNON: 2,443,966

             (iv)   Shared power to dispose or to     GAGNON SECURITIES LLC:
                    direct the disposition of:        2,996,491
                                                      NEIL GAGNON: 4,537,847

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     The Funds described above in Note 1 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, no interest in any such Fund exceeds 5% of the class of securities. The Reporting Persons disclaim beneficial ownership of all such securities.

ITEMS 7 - 9 Not Applicable

ITEM 10. CERTIFICATION

(a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 10, 2011
                                    -----------------
                                    Date

                                    GAGNON SECURITIES LLC

                                    /s/ Neil Gagnon
                                    ---------------
                                    Signature

                                    Neil Gagnon
                                    -----------
                                    Name/Title


                                    February 10, 2011
                                    -----------------
                                    Date

                                    /s/ Neil Gagnon
                                    ---------------
                                    Signature

                                    Neil Gagnon
                                    -----------
                                    Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)